SEC Exemption #: 82-5037

Saskatchewan Wheat Pool

ANNUAL INFORMATION FORM

November 28, 2002

SEC Exemption #: 82-5037

SASKATCHEWAN WHEAT POOL

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

SEC Exemption #: 82-5037

DEFINITIONS

"Act" means *The Saskatchewan Wheat Pool Act, 1995.*

"CWB" means the Canadian Wheat Board.

"CGC" means the Canadian Grain Commission.

"agri-business" means businesses engaged in the purchasing, storage, handling, processing and marketing of agricultural products and supplies and the provision of related services.

"agri-food processing" means a combination of processing farm commodities and marketing the value-added products derived therefrom. For example, flour is milled from wheat, rolled oats are processed from raw oats, and malt for the brewing industry is made from barley.

"AgPro" is a business name under which Saskatchewan Wheat Pool operates, and, prior to January 1, 2001, was a limited partnership indirectly wholly owned by the company.

"Board grains" means wheat and barley sold by or on behalf of the CWB into the export market or domestically for human consumption.

"CLJ" means Comercializadora La Junta, S.A. de C.V., which operates a port terminal at Manzanillo, Mexico. The Pool currently holds 50% of the issued shares and has also made contributions to CLJ which it is entitled to convert into additional shares.

"delegate" means a member of the Pool assigned to a subdistrict of the Pool who is elected for a three year term by other members of the subdistrict. These elected members represent the other members and the holders of Class "B" Non-Voting Shares in exercising the power that voting shareholders of a company ordinarily exercise except for those voting rights reserved by the Act to the members and the holders of Class "B" Non-Voting Shares.

"full service marketing centre" means a primary high-throughput elevator having an operational capacity of at least 10,000 tonnes and a rail car spot of 25 cars or more for loading grain. Each centre markets a full range of agri-products and agronomic information and, in addition to blending services, may offer other grain services such as condominium storage, drying and cleaning.

"interest in farming" means being engaged in farming or the raising of livestock or poultry in Canada, or owning farmland in Canada utilized therefore by an individual (including a spouse), partnership, corporation or other organization.

"member"	means a person having an interest in farming who is a holder of a Class "A" Voting Share having a $25 par value. These persons may also hold Class "B" Non-Voting Shares.
"Non-Board grains"	means all grains other than Board grains and includes open market grains, non-CWB wheat and barley and special crops.
"Pool" or "Company"	means Saskatchewan Wheat Pool.
"primary elevator"	means a grain elevator licensed by the CGC to purchase and receive grain directly from producers.
"port terminal"	means a grain elevator located at a coastal or Great Lakes port in Canada licensed by the CGC to receive, clean, dry and process grain and to coordinate shipments of grain abroad or for domestic use.
"WCFL"	means Western Co-operative Fertilizers Limited.
"XCAN"	means XCAN Grain Pool Ltd.

Forward-Looking Information

Certain statements in this Annual Information Form and the information incorporated herein are forward-looking and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations including, but not limited to, those factors discussed under "Risk Factors"; the Company's success in restructuring its senior secured debt with its bankers and medium term note holders; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; weather conditions; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in the grain handling and agri-products competitive environments including pricing pressures; global political and economic conditions, including grain subsidy actions of the United States and the European Union; competitive developments in connection with the Pool's grain handling, agri-products, agri-food processing, and hog production and marketing businesses and other operations; and unanticipated expenditures relating to environmental or other matters.

SEC Exemption #: 82-5037

INCORPORATION

Incorporation

The Saskatchewan Wheat Pool (the "Pool" or the "Company") was created on March 25, 1924 pursuant to "An Act to incorporate Saskatchewan Co-operative Wheat Producers Limited", a private act of the Saskatchewan legislature. It was organized and governed by co-operative principles which included democratic control within a delegate structure based on one member one vote and distribution of surplus earnings to each member in proportion to the business transacted by the member. The legislation has subsequently been amended and consolidated several times.

The Pool approved a share capital reorganization at a special meeting of delegates held on July 13 and 14, 1994. Under the reorganization, 25 par value shares having a value of $1.00 each held by a member were converted to one Class "A" Voting Share with a par value of $25.00 and the balance of such par value shares of the member were converted to Class "B" Non-Voting Shares at the ratio of ten par value shares for one Class "B" Non-Voting Share. The Class "A" Voting Shares, which only persons having an interest in farming are entitled to hold, effectively represent membership in the Pool. The Class "A" Voting Shares are non-transferable, redeemable for their par value of $25.00, carry the exclusive right to vote for delegates (who in turn elect the directors of the Company), but are not entitled to dividends. The Class "B" Non-Voting Shares may be held by any person, are transferable, are entitled to dividends and represent substantially all of the shareholders' equity in the Pool. At the time of the Company's reorganization, members were given an opportunity to trade Class "B" Non-Voting Shares to one another under a member trading program and Class "B" Non-Voting Shares which were offered for sale but not purchased during such member trading program were sold to the public by way of a secondary offering. The Class "B" Non-Voting Shares began trading on The Toronto Stock Exchange on April 2, 1996. The reorganization was authorized under *The Saskatchewan Wheat Pool Amendment Act, 1995* and continued under *The Saskatchewan Wheat Pool Act, 1995,* which is also a private act of the Saskatchewan legislature.

At a Special Delegates' meeting held on October 25, 2002, the Pool's delegates authorized the Board of Directors to petition the Saskatchewan legislature for further modifications to the Act. The proposed legislative changes would move the provisions for the election of directors and the 10% ownership restriction on the Class "B" Non-Voting Shares out of the Act and into the Company's Bylaws. The Pool's Class "B" shareholders will also be asked to approve the movement of control of the 10% ownership restriction from the Act to the Company's Bylaws. The Pool intends to petition the Saskatchewan legislature to enact the proposed changes to the Act during its next session.

The registered and head office of the Company is located at 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9.

Intercorporate Relationships

A listing of the Pool's subsidiaries and other affiliates is attached as Appendix A, and forms part of this Annual Information Form.

SEC Exemption #: 82-5037

GENERAL DEVELOPMENT OF THE BUSINESS

The Pool is an integrated and diversified company that has been engaged in five distinct but interrelated agri-businesses, and is a Canadian publicly traded agri-business co-operative. It has approximately 72,000 members, the majority of whom reside in Saskatchewan and serve as the Pool's primary customers. The Company's principal business is the handling and marketing of grain. It is also one of western Canada's largest marketers of agri-products and services. The Pool's significant agri-food processing businesses are wholly-owned Can-Oat Milling Products Inc., Canada's largest oat milling company, and Prairie Malt Limited, one of North America's largest single-site malt plants and owned 42% by the Company. Through its interest in the Heartland Group of Companies, the Pool is involved in hog production and marketing, and maintains feed processing and aquaculture operations.

During the past fiscal year, the Pool's operating segments were impacted by the divestiture of the following major businesses:

- Agri-food Processing – the sale of the Pool's one-third ownership interest in CanAmera Foods and the sale of CSP Foods, a wholly owned operating division.
- Livestock Production and Marketing - the Pool exited the livestock marketing business with the sale of Heartland Livestock as well as its smaller livestock investments, and also sold four feed mills and a retail feed operation of Heartland Feeds.
- Publishing and Other – the Pool exited the publishing business with the divestiture of *The Western Producer*, a weekly farm newspaper.

The Company will change its segment reporting in fiscal 2003, maintaining its three major segments - Grain Handling and Marketing, Agri-products, and Agri-food Processing. The remaining hog production and feed processing assets will be reported within a fourth segment called "Other".

Major events and conditions, including significant acquisitions and dispositions, that have influenced the Company's development over the past three years and are expected to have a significant influence on future operations include the following:

- The renewal and expansion of the Company's and AgPro's grain handling network including the completion of Project Horizon by September 2000. Project Horizon was a capital program that involved the development of 22 full service marketing centres, including the construction of ten new facilities in Saskatchewan, six in Alberta and two in Manitoba, as well as upgrades at four locations in Saskatchewan. Total construction costs were approximately $292 million, net of proceeds from condominium sales of approximately $10 million,.

- The Company's investments in the hog production business, which include completion of a wholly owned multiplier unit, two wholly owned production facilities, and ownership interests ranging from 67% to 78% in four other hog production facilities. All production facilities were operating at full capacity by the end of fiscal 2001, and are capable of producing approximately 360,000 finished market hogs annually.

- In January 2000, the Pool wound up SWP Matrix Limited, a European grain trading operation in Newark, England, which was continuing to post significant losses. The Pool recorded a pre-tax provision of $6.9 million associated with its 50% interest.

- In March 2000, the Pool sold it's 35% interest in Robin's Foods Inc. for net proceeds of $7.2 million, resulting in a gain of $4.5 million on this divestiture.

- In April 2000, Agro Pacific Industries Limited, a feed manufacturing and agri-products company in British Columbia held through wholly owned Heartland Feeds, announced that it had applied for court protection and was proceeding to restructure its financial obligations. As a result, the Pool recorded a $5.1 million provision against 2000 earnings for its 39% interest in that company. During 2001, the farm supply and feed divisions were sold. The Pool has negotiated a settlement of its claims as a creditor of Agro Pacific.

- In May 2000, the Pool announced that it would not participate in a restructured financing arrangement proposed by the European Bank of Reconstruction and Development (EBRD) for EuroPort, Poland, the ocean port terminal at Gdansk, in which the company held a 53% interest:

  - under the proposed financing, the Pool was required to invest an additional U.S. $12 million and assume U.S. $3 million of additional financial support;
  - the Pool announced that it had reached an agreement to sell its entire interest in the Gdansk port terminal to one of the partners, Strait Crossing Group Ltd. (SCGL), for U.S. $7 million, with U.S. $4 million of such amount to be paid within six years of the closing date out of the operating cash flow of the project, and recorded a $37.9 million (Canadian) non-cash, pre-tax provision against fourth quarter earnings ($35 million after-tax);
  - in December 2000, the Pool closed the sale of its interest in EuroPort, Poland. The Pool received US $0.5 million upon closing;
  - the Pool was to be paid U.S. $2.5 million in July 2001. When SCGL failed to make the payment, the Pool commenced action against SCGL and its shareholder and guarantor of the payment, Aecon Group Inc. The lawsuit is still outstanding;
  - a further U.S. $4.0 million is to be paid within six years of the closing date out of the operating cash flow of the project, if any.

- During 2000, a strategic review was conducted of the Pool's corporate structure, which resulted in:

  - previously announced elevator consolidation programs, which involved the closure of 235 facilities, were expanded and accelerated in March 2000 by targeting an additional 63 elevators for closure, and moving the completion date ahead by one year to January 2001;
  - in conjunction with the elevator consolidation program, a corporate restructuring initiative resulted in the elimination of more than 75 management positions and the reduction of the operations workforce by up to 200 employees;
  - the primary elevator consolidation program and the corporate restructuring initiative resulted in a provision of $28.2 million in fiscal 2000;

- in November 2000, the Pool announced a further consolidation of its grain handling and agri-products distribution locations to coincide with the previously announced consolidation plans for its grain elevator network, by closing an additional 55 specialty and conventional elevators;
- further consolidation resulted in the elimination of 250 positions and restructuring costs of $13.3 million recorded in fiscal 2001;
- this consolidation program, in combination with the corporate restructuring and elevator consolidation initiatives previously announced, was expected to result in cost savings of approximately $21 million in fiscal 2001, and $31 million annually thereafter;
- in total, over 350 facilities were closed as a result of consolidation efforts and with completion of these consolidation plans by the end of fiscal 2001 the Pool now operates a network across western Canada of 55 high throughput grain handling facilities and 24 specialty plants, which includes eight organic and seed processing plants, and 123 agri-products retail locations.

- In December 2000, the Pool announced that it would redeem its shares in XCAN Grain Pool Ltd. The sale closed in January 2001, and the Pool received approximately $11 million from the transaction. The proceeds were used to reduce long-term debt.

- In February 2001, the Pool announced a strategic alliance with Toepfer International, an international agricultural marketing organization with more than 40 offices worldwide. The Pool supplies specific agricultural commodities to Toepfer's customers around the world, securing demand for western Canadian production and expanding international marketing opportunities for the Pool. This is consistent with the Company's long-term objective for market growth through strategic alliances and supply agreements.

- In February 2001, the Pool initiated a change in distribution logistics expected to create efficiencies in the agri-products warehousing and distribution chain through third-party distribution of the Pool's agri-products. In addition, WCFL restructured its marketing and administrative functions to streamline operations, reduce operating costs, and enhance customer service.

- In February 2001, 41% owned Premium Brands announced the sale of its pork processing plant in Red Deer, Alberta, to Olymel, a Quebec based co-operative. The transaction closed in March 2001, and proceeds of approximately $90 million were used by Premium Brands to reduce its debt and strengthen existing businesses.

- In May 2001, the Pool announced it had entered into new credit facilities with the Bank of Montreal, Royal Bank of Canada, Toronto Dominion Bank, Saskatchewan Cooperative Financial Services Limited, and Canadian Imperial Bank of Commerce The terms and conditions included:

  - bank operating loans of $107.5 million maturing November 30, 2002;
  - bank term loans of $350 million maturing November 30, 2003;
  - access to a seasonal operating loan of up to $100 million during certain periods between April 2001 and November 2002;
  - the bank term loans were subject to fixed repayments of $150 million during fiscal 2002;
  - in addition to its scheduled term loan repayments the Pool repaid $27 million of bank term loans to bring total repayments to $177 million during fiscal 2002,

- the Pool granted security over its assets to its bank lenders, Medium Term Note holders, Member Loan program participants, and the trust involved in the accounts receivable securitization program; and
- one of the bank term loans in the amount of $50 million is a senior term loan and has priority security, as permitted under the Trust Indenture for the Medium Term Notes.

- The Pool also entered into an agreement for a new receivable securitization program in May 2001 to sell up to $325 million of its accounts receivable and Canadian Wheat Board ("CWB") inventory on a revolving basis. The monthly program limit has since been reduced to a maximum of $192 million, due to the Saskatchewan Wheat Pool/Farm Credit Canada Crop Input Finance Program, launched during Fiscal 2002, which significantly decreased the Company's accounts receivable for agri-products and the corresponding financing requirements.

- In May 2001, the Pool announced that it had signed a share purchase agreement to sell its 41% ownership interest in Premium Brands. The transaction closed in July 2001 and the Pool received cash proceeds of approximately $41 million and a $5 million promissory note that has since been paid out, and recorded an accounting loss of approximately $20 million in fiscal 2001. Proceeds from the sale were used to pay down debt.

- In August 2001, the Pool sold substantially all the assets relating to its 89.8% interest in Heartland Livestock Services. The transaction closed in September 2001 with an effective date of August 1, 2001. Proceeds of approximately $20 million were received upon closing and additional proceeds of $3.5 million were received subsequent to the sub-division of four Heartland properties. All proceeds were used to pay down debt. The Pool recorded a pre-tax gain of approximately $5 million in the first quarter of fiscal 2002.

- In September 2001, the Pool announced the elimination of up to 150 positions in Head Office and its primary grain handling operations. These additional steps were expected to increase efficiencies through the Pool's core grain handling and agri-products marketing system. The net cost savings in fiscal 2002 were expected to be approximately $2 million, and $5 million annually thereafter. Combined with previously announced initiatives, targeted cost savings in fiscal 2002 were $33 million.

- On November 9, 2001 the Pool announced the sale of four feed mills and a merchandizing division of Heartland Feeds. Net proceeds of approximately $11 million were used to pay down debt and the Company recorded a loss of $12.8 million in fiscal 2002. The Pool continues to operate feed mills in North Battleford and Bruno, which provide feed to Heartland Pork and other livestock operations.

- The Pool divested of its investment in the publishing business with the sale of "The Western Producer", which was finalized in January 2002. Net proceeds of $11.6 million were used to pay down debt and an $11 million gain from the sale of this asset was reflected in the Pool's second quarter results.

- In January 2002, the Pool and Farm Credit Canada (FCC) announced their alliance to offer a new crop input financing program to western Canadian producers to finance agri-products. The program,

which provides producers with competitive interest rates and extended credit terms, is an alternative to the Pool's agri-products financing program for deferred inputs that has been discontinued. Shortly after implementation of the FCC program, the Pool's expanded its alliance with John Deere Credit Inc. across western Canada . This program offers producers the AgLine credit card option to finance agri-products. These programs form the Pool's "Farm Smart" package, which offers innovative financing solutions to prairie producers.

- On February 8, 2002 the Pool announced it had entered into an agreement to sell substantially all of the assets of CSP Foods, a wholly owned division of the Pool. Cash proceeds of $34.6 million were received and were used to pay down debt. The Pool recorded a loss on disposal of $21.6 million in the third quarter of fiscal 2002.

- On March 27, 2002 the Pool announced the sale of its one-third ownership interest in CanAmera Foods. The transaction closed on May 31, 2002 and generated cash proceeds of $58.4 million that were used to pay down debt. The Pool recorded a loss on disposal of approximately $7 million in its fourth quarter of fiscal 2002.

- In May 2002, Can-Oat announced an expansion to its flake processing and packaging capacity in Portage La Prairie that was substantially completed by September 2002. The expansion has increased annual capacity for producing value-added products at this facility by about 11,000 tonnes. The project was undertaken to meet growing production demand for high quality products and to meet commitments secured through long-term supply contracts.

- The Pool undertook a further productivity enhancement initiative, announced September 17, 2002, that aligned its head office staff complement with its country network. At the same time, the Company announced the closure of a number of agri-products local service outlets and minor changes to its grain-handling network. The Company will eliminate an additional 200 positions over the coming year as a result of these processes. The Pool recorded a restructuring provision of $29.8 million in the fourth quarter of Fiscal 2002, which included over $18 million in severance and related costs. This initiative is expected to save $5 million in fiscal 2003 and $12 million annually thereafter.

- The September 2002 announcement, combined with cost savings initiatives announced in March 2000 and September 2001, brings expected annual cost savings for fiscal 2003 to $41 million and $48 million in subsequent years. The Pool exceeded its target in fiscal 2001, achieving over $25 million in annual cost savings (target of $21 million) and exceeded its target in fiscal 2002, achieving an additional $35 million in annual cost savings, bringing the total annual costs savings to over $60 million (target of $33 million).

- In the fourth quarter of fiscal 2002, the Pool recorded a provision of $24.6 million to reflect the Company's best estimate of the impairment of value of its investment and other related costs payable in the future for the Pool's jointly owned port terminal in Manzanillo, Mexico. The Manzanillo terminal began operations in June of 1999, and since that time, market conditions have deteriorated and the terminal's performance has not met expectations.

- On October 21, 2002, the Pool announced that it had entered into a binding agreement with Agricore United under which Agricore United will acquire the Pool's 30% interest in Pacific Elevators, principally in consideration for the assumption of certain associated liabilities. Pacific Elevators, one of the Pool's port terminal affiliates located in Vancouver, was excess capacity in the Pool's network.

- On October 23, 2002, the Company and its bankers amended the existing credit agreement. The amendment includes:

  - A one-year extension to November 30, 2003 of the $107.5 million operating loan;
  - $167.8 million in bank term loan facilities; and
  - A deferral of scheduled repayments under the bank term loan facilities prior to their maturity on November 30, 2003.

- The agreement includes a new purchase money security interest facility, granted October 1, 2002, that funds the Pool's purchase of non-Board grain inventories. Drawings on this facility at October 31, 2002 were $29.6 million. Any drawings under this facility reduce the availability under the operating loan and the revolving portion of bank term loans. Consequently, the availability under all facilities remains unchanged.

- As part of the financing arrangements, the Pool and its banks have established new financial covenants that are aligned with the Company's expectations for fiscal 2003, following two consecutive years of drought. The banks have also agreed to provide funding for the existing securitization program to November 30, 2003. In addition, the Pool announced that it intends to implement a capital restructuring program to further reduce its senior secured debt with its bankers and the holders of its $300 million in medium term notes, and has a covenant within its financing agreement to complete the restructuring by January 31, 2003. If the Company is not successful in its efforts to restructure, it is uncertain whether the Company will be able to address its principal payments that are presently scheduled in November 2003 and in February 2004.

- During the year, the Pool's senior long-term debt and medium term notes' credit rating was confirmed as B (high) by the Dominion Bond Rating Service (DBRS), with a negative trend. The Pool has a B+ credit rating through Standard & Poor's (S&P); however, as a result of drought-related operating losses and its organizational restructuring announced on September 17, S&P placed the rating on credit watch. In addition, on October 25, 2002 DBRS changed the credit rating on the Pool's medium term notes and senior long-term debt to C, reflecting the company's intention to restructure that long-term debt.

OVERVIEW OF THE INDUSTRY

Estimates and projections used in the industry overview are based upon the review of data from various sources, which include the United States Department of Agriculture, Foreign Agriculture Service; Statistics Canada; Canadian Wheat Board; Agriculture and Agri-Food Canada; and Saskatchewan Agriculture, Food, and Rural Revitalization.

Grain Handling and Marketing

Global production of grain and oilseeds, excluding rice, is estimated at approximately 1.7 billion tonnes in the 2002/2003 crop year, up from 1.5 billion tonnes two decades ago. For 2002/2003, production of wheat is estimated at 570 million tonnes, coarse grains (mainly corn, barley, oats, rye and sorghum) are estimated at 825 million tonnes, and oilseeds (mainly soybean, cottonseed, peanut, sunflower seed and rapeseed/canola) are projected at 305 million tonnes. Consumption and carryover stocks for 2002/2003 are projected at 598 million tonnes and 131 million tonnes for wheat, respectively, and 898 million tonnes and 134 million tonnes for coarse grains.


World Grain and Oilseeds Production
1984-2003
(in millions of metric tonnes)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
Oilseeds
Coarse Grains
Wheat
1984
1989
1994
1999

Source: U.S. Department of Agriculture - Foreign Agricultural Service

World exports in 2002/2003 for these same crops are estimated at 100 million tonnes for wheat (18% of production), 101 million tonnes for coarse grains (12% of production) and 72 million tonnes for oilseeds (24% of production).

In 2002, seeded acreage in Saskatchewan for the six major grains was estimated at 28.6 million acres (slightly lower than 2001) compared to western Canada's total of 55.9 million acres (slightly below 2001's total). The major shifts in crop mix on the prairies were: durum wheat (up 0.6 million acres), spring wheat (down 2.9 million acres), oats (up 0.9 million acres), canola (down 0.3 million acres), and barley (up 0.2 million acres).

For the 2002 crop year (grain marketed to July 31, 2002), Canadian production of the six major grains, namely, wheat (including durum), canola, barley, oats, flax and rye, was an estimated 40.3 million tonnes, down from 51.7 million tonnes for 2001 (actual). Of this total, 27.0 million tonnes were produced in western Canada, with Saskatchewan accounting for 47% of this amount. The predominant crops continued to be wheat, barley and canola which, together, accounted for approximately 88% of the total in each of Canada, western Canada and Saskatchewan. According to the October 4, 2002 Statistics Canada Field Crop Report, production for the six major grains to be marketed to July 31, 2003 is estimated at 30.2 million tonnes for Canada (10-year average 49.7 million tonnes).

Wheat is Canada's most important grain export, averaging 17.1 million tonnes for the past 5 years and representing approximately 17% of all world wheat trade. Canada is one of the world's top five exporters of wheat along with the United States, the European Union, Australia and Argentina. Five year export averages of other major Canadian grains are barley at 2.0 million tonnes (13% of global trade), oats at 1.3 million tonnes (60% of global trade), and canola at 3.6 million tonnes (58% of global trade).

Canadian exports of major grains and oilseeds for 2002 were 22.6 million tonnes, down from the previous year's 26.7 million tonnes. The largest decreases over 2001 were canola, which was down by 48%, barley, which was down by 33%, and rye, which was down by 30%. In addition, oats was down by 18% and wheat (including durum) was down by 3.5% from 2001.


Canada Wheat Production vs Exports
1994-2003
(in millions of metric tonnes)
35
30
25
20
15
10
5
0
Production
Exports
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Sources: Statistics Canada and Agriculture and Agri-Food Canada

Agri-products

The cost of crop inputs comprises a significant portion of total farm operating expenses for western Canadian producers. Based on the most recent data available, in 2001, fertilizer, pesticide and seed costs totaled approximately $3.0 billion in the three prairie provinces, slightly under one-quarter of all farm operating expenses. The cost of crop inputs in Saskatchewan accounted for an estimated $1.4 billion of this total, similar to the previous year.

Agri-food Processing

The agri-food industry is one of Canada's top five industries, and accounts for approximately 8.3% of the Canadian Gross Domestic Product, according to Agriculture and Agri-Food Canada. The value of Canada's agri-food exports was $26.5 billion in 2001. The United States continues to be a major importer, with approximately 63% of Canada's agri-food exports in 2001 going to the United States.

SEC Exemption #: 82-5037

DESCRIPTION OF THE BUSINESS

Grain Handling and Marketing

At July 31, 2002, the Company's grain handling and marketing business primarily consisted of two components:

- a western Canadian network of 55 high throughput grain handling facilities and 24 specialty plants, which includes eight organic seed processing plants, operated by the Pool and its wholly owned subsidiary AgPro Grain;

- wholly owned port terminals in Vancouver and Thunder Bay, and interests in port terminal affiliates Pacific Elevators Limited (in which it sold its 30.0% ownership interest in October 2002), Prince Rupert Grain Ltd. (in which it has a 31.3% ownership interest), and CLJ (in which it has a 50.0% ownership interest).

In fiscal 2002, the volume of grain handled by the Pool was approximately 59% Board grains and 41% Non-Board grains, compared to 58% and 42%, respectively, for the previous year. The Company's main revenues are volume driven and are derived from tariffs charged to producers for elevation and cleaning of Board grains, and margins on non-Board grains. Additional revenues are obtained from other grain processing, handling, and storage fees and services, as well as the sale of by-products.

The Pool's strategy for renewal of its primary elevator network is complete. The key components of this strategy included Project Horizon and consolidation of its elevator network in Saskatchewan. The expected benefits from the Pool's system renewal strategy include:

- the ability to manage the Pool's network as an integrated pipeline to capture efficiencies;
- high-speed loading/unloading and ability to maximize multi-car incentives while minimizing transportation and shipping costs;
- increased capacity to clean, blend, dry and store grain in western Canada;
- identity preservation capabilities to meet specific commodity requirements for end-use customers;
- a more assured supply of raw commodities for the Pool's value-added businesses; and
- expanded market opportunities in Alberta and Manitoba as well as improved risk management through geographic diversification in those two provinces.

Once grain is received, cleaned, and processed by the primary facilities, it is stored until it is sold domestically, shipped directly to the United States, or loaded onto railcars and shipped to the Pool's port terminals in Vancouver or Thunder Bay, or to one of its port terminal affiliates. Port terminals clean and process the grain to specified standards and then ship it abroad to fulfill export commitments of the CWB or the Pool. The Pool exports grain as an accredited exporter for the CWB and markets Non-Board grains through its own commodity-marketing group.

Grain shipments from the Company's primary elevator system were 7.3 million tonnes in 2002, compared to 8.3 million tonnes in 2001. Volumes for the Company's port terminals, including its

proportionate interest in grain handled by Pacific Elevators Limited, Prince Rupert Grain Ltd., and CLJ, were 4.0 million tonnes in 2002, compared to 5.5 million tonnes in 2001.

Total sales and operating revenues for the Grain Handling and Marketing segment in fiscal 2002 were $1.7 billion versus $2.0 billion for the prior year. Earnings before interest, securitization, taxes, depreciation, and amortization (EBITDA) for fiscal 2002 were $27.7 million compared to $54.6 million last year. Earnings before interest, securitization, and taxes (EBIT), prior to provisions, were a loss of $5.3 million compared to earnings of $20.2 million last year.

Agri-products

At July 31, 2002, the Agri-products segment included the Pool's network of 123 retail locations across western Canada, which sell seed, fertilizers, crop protection products, and agricultural equipment to producers, as well as the Pool's proportionate share of jointly owned affiliate, Western Co-operative Fertilizers Limited (WCFL), a fertilizer wholesaler.

Agri-products are distributed by the Company to producers through its network of retail locations. The network consists of a mixture of farm service centres, retail service outlets located at grain handling facilities, anhydrous ammonia facilities, liquid and dry bulk fertilizer blending operations, bagged and bulk seed, equipment, and crop protection products. Marketing of the Pool's agri-products and services is assisted through its customer contact strategy, service-focused initiatives, such as custom application services and equipment rentals, and the "Farm Smart" package that provides various financing options.

The Pool's share of earnings from WCFL, a major wholesaler of fertilizer on the prairies, is based on the volume of business that the Company conducts with WCFL. During fiscal 2002, the Pool purchased approximately 497,000 tonnes from WCFL, compared to 529,000 tonnes for fiscal 2001.

Total sales for this segment in fiscal 2002 were $436 million, down from $516 million last year. Approximately 79% of total sales were made by the Pool's retail operations, compared to 81% last year. EBITDA for the Agri-products segment was $21.8 million in fiscal 2002 compared to $49.3 million last year. EBIT, prior to the gain on the Pool's share of land sold by its joint venture, WCFL, was $10.2 million versus $37.9 million in fiscal 2001.

Agri-food Processing

At July 31, 2002, the Agri-food Processing segment included the following major businesses:

- ***Can-Oat Milling Products Inc.*** **(wholly owned).** Can-Oat Milling Products Inc., through its plants in Portage la Prairie, Manitoba and Saskatoon, Saskatchewan, processes a full range of oat products including oat groats, rolled oats, oat flour and oat bran, primarily for export purposes. It is Canada's largest oat miller with an annual capacity of oat products of 175,000 tonnes. During fiscal 2002, approximately 155,000 tonnes of oats products were sold, compared to 125,000 tonnes for fiscal 2001. During fiscal 2002, annual sales from Can-Oat accounted for approximately 17% of total segment sales, compared to approximately 9% in fiscal 2001.

- ***Prairie Malt Limited* (42.38% ownership interest).** Prairie Malt Limited's facility in Biggar, Saskatchewan, processes barley into malt primarily for export to the brewery industry and has an annual plant capacity of 235,000 tonnes. During fiscal 2002, the Pool's share of malt barley volume sold was approximately 77,000 tonnes, compared to 87,000 tonnes for fiscal 2001.

During fiscal 2002, the Pool sold its CSP Foods Division and its interest in CanAmera Foods. Segment results include approximately seven months for CSP Foods and 10 months for CanAmera Foods:

- ***CSP Foods* (a division of the Pool).** CSP Foods operated a bakery supply business which manufactured, packaged and distributed flour and a full line of bakery supplies, bakery mixes, and other similar products. The portion of sales from CSP Foods included in fiscal 2002 were approximately 17% of total segment sales, compared to 27% of segment sales in fiscal 2001.

- ***CanAmera Foods* (33.33% ownership interest).** CanAmera Foods is an oilseed crushing, refining, processing and packaging business producing a broad line of edible oil products. The portion of sales from CanAmera Foods included in fiscal 2002 accounted for approximately 60% of total segment sales, compared to 59% of segment sales in fiscal 2001.

Sales for this segment in fiscal 2002 were $545 million compared to $605 million in fiscal 2001. EBITDA for the Agri-food Processing segment was $35.4 million in fiscal 2002 compared to $39.1 million recorded in the prior year. Segment EBIT, prior to loss on disposals, was $20.3 million in fiscal 2002 compared to $22.1 million last year.

Livestock Production and Marketing

At July 31, 2002, the Livestock Production and Marketing segment included a full year of results from the Heartland Pork Group, which consists of the Pool's interests in seven hog production facilities, Heartland Feeds, which includes two feed mills, and the Pool's aquaculture operations. The company divested of four feed mills and a retail operation of Heartland Feeds in November 2001. In addition, the previous year's results include contributions from Heartland Livestock Services, which was sold effective August 1, 2001.

The Heartland Pork Group was established to promote, establish and manage large scale pig production enterprises in western Canada. The seven production facilities include a wholly owned multiplier unit, two wholly owned production units, and ownership interests ranging from 67% to 78% in the remaining four facilities. In fiscal 2002, the Company marketed 360,000 finished hogs compared to 347,000 last year. During fiscal 2002, Heartland Pork accounted for approximately 57% of total segment sales, compared to 23% for fiscal 2001.

Heartland Feeds provides feed to hog operations in which the Company has an interest as well as to other livestock and poultry producers and businesses in western Canada. It owns and operates two manufacturing facilities in Saskatchewan. The Company marketed 213,000 tonnes of feed in fiscal 2002 compared to 323,000 tonnes in the prior year. During fiscal 2002, sales for Heartland Feeds accounted for approximately 34% of total segment sales, compared to 21% for fiscal 2001.

The Pool's aquaculture operation raises and processes fish from two fish production facilities located at Lake Diefenbaker, Saskatchewan, and Columbia River, Oregon.

Sales for this segment for fiscal 2002 were $101 million versus $242 million in fiscal 2001. EBITDA was $3.8 million for the year versus $21.2 million in fiscal 2001. Segment EBIT, prior to loss on disposals, was a loss of $5.7 million for the year compared to earnings of $10.0 million a year earlier.

Publishing and Other

The Publishing and Other segment primarily consisted of the Western Producer Publications Division. Fiscal 2002 results reflect contributions for approximately five months. The Pool divested of its publishing division in January 2002.

Sales for fiscal 2002 were $6 million compared to $16 million last year. EBITDA was $0.6 million versus $4.1 million in fiscal 2001, and EBIT, prior to gain on sale, was $0.5 million versus $3.7 million in the prior year.

Human Resources

As at July 31, 2002, there were 2,145 persons employed by the Pool, its wholly owned subsidiaries, and the Heartland group of companies. Of this total, 1,438 were unionized employees who are represented by four unions and whose employment is governed by 13 collective agreements. These agreements are normally negotiated for varying terms and in any given year a number of these agreements expire and are re-negotiated. The Company believes that it enjoys good relations with its employees.

Environmental Matters

The Pool is subject to stringent federal and provincial laws and regulations relating to the environment and the transportation, handling and storage of hazardous substances such as certain crop protection products in the jurisdictions in which it operates. In accordance with an environmental policy adopted by the Board of Directors, all properties have environmental site assessments conducted upon acquisition and divestiture, periodic audits are completed for all facilities, and an annual status report is prepared for the Board. The Company also monitors significant environmental matters of its affiliated companies.

The Company is in compliance in all material respects with environmental permits and regulations. Expenditures to comply with currently enacted or announced environmental laws are not expected to have a material effect on the Company's future earnings.

Based on an external consultant's report, WCFL recorded a $61.5 million charge against earnings in 1995 for estimated decommissioning and reclamation costs for facilities at Calgary and Medicine Hat in Alberta, which previously manufactured phosphate and nitrate fertilizers. The Pool recorded a one-third share of this expense in its 1995 fiscal year. At the end of fiscal 2000, management of the joint venture developed an updated reclamation cost estimate. As a result, the Pool booked a $4.2 million recovery of the decommissioning and reclamation provision previously recorded.

Removal of the former production facilities at Calgary and Medicine Hat has been completed, and all waste materials recycled or disposed of as appropriate. Reclamation of one landfill at the Calgary site was completed, while a second landfill remains to be remediated. Reclamation of four landfills at Medicine Hat was completed. The process of remediating and reclaiming the former production area of the Medicine Hat site is approximately 50% complete. A remediation plan for the remaining area of the Medicine Hat site is currently being finalized and remediation plans for the Calgary site are being developed based on experience with the Medicine Hat site.

Certain environmental issues have also been identified for a site leased by WCFL to Earth Sciences Extraction Company ("ESEC") which constructed and operated a low-grade uranium extraction plant on this location. Operations were suspended from 1987 to 1997, at which time ESEC re-opened the facility to produce purified phosphoric acid from feedstocks purchased from the United States. All decommissioning and reclamation costs related to this site are the responsibility of ESEC. In January of 2000, operations at ESEC were suspended indefinitely, and the operation is currently being maintained with minimal staff.

Interprovincial Cooperative Limited ("IPCO"), an affiliate in which the Pool has a jointly held ownership interest, has sites in Winnipeg, Manitoba and Saskatoon, Saskatchewan for which it is responsible to carry out remediation work due to contamination caused by its past operations. A remediation program is currently in operation to manage soil and water contamination at the Winnipeg manufacturing site. The Saskatoon site has a herbicide soil contamination problem that is being addressed by a remediation agreement, which has been executed between the Saskatchewan government and IPCO. This work at the Saskatoon site is approximately 80% complete and the remainder of the work will be completed in the spring of 2003.

As a result of its entrance into the hog production business, the Company is also subject to environmental laws and regulations relating to the construction and operation of intensive livestock operations. The Company has established a comprehensive environmental protocol for these developments.

The Company's facilities, and those of its affiliates, operate under various operating and environmental permits, licenses and approvals that contain certain conditions that must be met, and the right to continue operating such facilities is, in a number of instances, dependent upon compliance with such conditions. Developments, such as the adoption of new laws and regulations, the imposition of more onerous requirements in environmental permits, licenses and approvals or increasingly strict enforcement of existing laws and regulations may require future expenditures to modify operations, install environmental control equipment, dispose of wastes or perform site clean ups.

Competition

The Company encounters substantial competition in each of its industry segments. It competes directly, or indirectly through subsidiaries or affiliates, in:

- western Canada's grain handling and agri-products sectors;
- western Canada's pork production and marketing industry;

- North America's oats processing market;
- the global malt export market.

The grain handling industry in western Canada is dominated by several major companies: Saskatchewan Wheat Pool, Agricore United, Cargill Limited, Pioneer Grain Company, Limited, Louis-Dreyfus, and ConAgra Grain. Consolidation among major players in the western Canadian agricultural industry commenced with the merger of United Grain Growers and Agricore to form Agricore United during the past fiscal year. A number of the Company's competitors are large, multi-national corporations with substantial financial resources. In addition, local farmer owned inland grain terminals also operate in specific areas in western Canada.

Many competitors have added and/or expanded capacity in western Canada. These changes, in addition to the Pool's own elevator consolidation program, have resulted in aggressive competition for market share in the prairie grain handling and agri-products sectors. Through Project Horizon, the Pool has also extended its presence across western Canada. The Pool believes it has positioned itself to capitalize on business opportunities through its expanded network, reduction of excess capacity, and focus on operational efficiencies.

For the year ended July 31, 2002, the Pool maintained its position as a dominant player in western Canada's grain handling business and increased its market share to 23% from 21% in the prior year.

The Saskatchewan hog production industry has traditionally been dominated by small, independent farrow-to-finish producers. However, larger scale units represent an increasing proportion of finished hog production.

Markets for the Pool's oat and malt products are highly price competitive and may be sensitive to product substitution. A number of large companies compete in these markets.

RISK FACTORS

The following description of risk factors which the Company is subject to should be read in conjunction with the information contained in its 2002 "Management's Discussion and Analysis" under the subheading "Risk Management", which is incorporated herein by reference.

Capital Structure Risk

It is key to ongoing operations for the Company to identify strategic alternatives and implement a plan to further reduce its senior secured debt with its bankers and holders of its $300 million of medium term notes. If the Company is not successful in its efforts to restructure its senior secured debt with its bankers and holders of its $300 million of medium term notes, it is uncertain whether the company will be able to address its principal repayments that are presently scheduled in November 2003 and in February 2004. See the "Liquidity and Capital Resources" section of the Company's "Management's Discussion and Analysis" and the "Accounting Policies and Basis of Presentation" note to the Company's July 31, 2002 Consolidated Annual Financial Statements.

SEC Exemption #: 82-5037

Weather

Weather conditions affect the types of crops grown, grain production quantities and the levels of farm inputs used. These, in turn, affect the Pool's sales mix; grain handling volumes; and level of agri-products sales. In particular, the Company's financial results in fiscal 2002 were significantly impacted by the drought conditions in Western Canada during the 2001 growing season and the Company's financial results in fiscal 2003 will be significantly impacted by a second year of severe drought in the central and northern regions of Saskatchewan and Alberta during the 2002 growing season. Challenging harvest conditions this fall and early snowfall have left some of the crop unharvested.

Commodity Prices

Prices of agricultural commodities are influenced by a variety of regional and global factors that are beyond the control of the Company.

Although the majority of the Pool's grain handling revenue is volume-driven rather than price-driven, grain and oilseed prices are a chief determinant of farm income levels and also influence producers' decisions regarding total seeded acreage and the types of crops grown. Such factors can affect the Pool's sales mix, handling volumes and the level of agri-products sales.

Prices of raw and processed agri-food commodities affect gross margins of the Company and its affiliated agri-food processing businesses. Pork prices directly affect the Pool's earnings derived from its investments in hog production facilities.

Employee Relations

Approximately 67% of the Pool's and its subsidiaries' workforces are unionized and are governed by 13 collective agreements. The Company is unaware at this time of any circumstances that would prevent future contracts from being successfully negotiated. See "Description of the Business – Human Resources".

There can be no assurance that labour difficulties will not arise at one or more of the Company's facilities or any other company upon which the Pool is dependent for transportation or other services. The Pool is a member of the British Columbia Terminal Elevator Operators Association (BCTEOA), an employer association that bargains with the Grain Workers Union (GWU) representing port terminal workers in Vancouver. In August 2002, the BCTEOA issued a lock out notice to the GWU. This action has temporarily suspended operations in the BCTEOA port terminals. Grain is also shipped through non-BCTEOA employers and Prince Rupert. However, this shift may impact the Pool's ability to maximize profitability of its Vancouver terminal.

The Company is subject to, among other things, stringent and comprehensive labour laws and regulations in the jurisdictions in which it operates. Such laws and regulations may become more stringent and comprehensive and result in modifications to the Company's facilities or practices that could involve additional costs.

Environmental Risk

In conducting its business, the Pool must comply with various federal and provincial laws and regulations relating to the environment. New or amended environmental laws and regulations may require future expenditures by the Company to install environmental control equipment, modify operations or proceed with remediation of certain sites. The magnitude of these expenditures cannot be predicated in advance. See "Description of the Business – Environmental Matters".

Food and Agricultural Products

Food and agricultural products handled and processed by the Pool and its affiliates may include genetically modified crops. The commercial success of products developed using biotechnology will depend in part on government and public acceptance of their cultivation, distribution and consumption.

Foreign Operations and Sales

The Pool has a jointly held ownership interest in a port terminal in Manzanillo, Mexico. This operation, as with any foreign operation, may be subject to certain risks, such as adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of civil disturbances. Such events may limit or disrupt terminal operations, restrict the movement of funds, or result in a deprivation of contractual rights without fair compensation. No assurance can be given that current governmental policies or the political situation within this country will not change so as to impact the terminal operations.

The Pool sells certain Non-Board grains and other agri-food products internationally. Challenges the Company may face in international markets include changes in foreign currency exchange rates, changes in a specific country's or region's political or economic conditions, trade protection measures, import or export licensing requirements, and unexpected changes in regulatory requirements.

Hog Industry

The Company's investment in the hog industry is subject to the risks of feed grain commodity price fluctuations, disease, uncertainties in international currencies, competition from present and future industry participants, public concerns over the environmental impact of large scale hog production and any new environmental regulation which may result from such concerns.

Political and Economic Uncertainty

The world grain market is subject to numerous risks and uncertainties, such as global political and economic conditions, which can affect Canada's ability to compete in the world grain market and importing countries' abilities to purchase grain and other agri-food products. Both of these factors affect Canada's export levels of Board and Non-Board grains, which in turn, affect the Company's grain handling volumes. In addition, international agricultural trade is affected by high levels of subsidization to support domestic production, especially by the United States and the European Union. Such

subsidies interfere with normal market demand and supply forces and generally put downward pressure on commodity prices.

Regulation of the Grain Industry and Rail Transportation

Canada's grain industry and rail transportation are highly regulated. Under the *Canadian Wheat Board Act*, the CWB is established as the central selling agency for the export of wheat and barley and the sale of domestic wheat and barley for human consumption. Since Board grains account for a majority of the grain handled by the Pool, the size and scheduling of the CWB's export program can significantly affect the quantity and timing of the Pool's grain handling volumes.

Although Canada's grain handling and rail transportation system continues to be highly regulated, changes have occurred over the past several years and further changes are being contemplated. Past deregulation has resulted in accelerated railline abandonment, which, in turn, has led to ongoing rationalization of the Company's grain handling facilities.

In August of 2001, the Western Grain Elevators Association, the Inland Terminal Association, and the Canadian Wheat Board reached a three-year agreement on transportation reforms. Under the previous arrangement, the CWB met its export commitments by allocating railcars to grain companies based on the companies' share of producer deliveries into the primary elevator system. Under the provisions of the new agreement, grain companies bid on a portion of the CWB's export program through a commercial tendering process. The CWB tendered 25% of its exports in fiscal 2002 and is expected to offer to tender up to 50% of its export program in fiscal 2003 and 2004. The Pool is actively encouraging the industry to set a goal of 100% tendering for this crop year.

Restrictions on Class "B" Non-Voting Shares

The Class "B" Non-Voting Shares are non-voting except in limited circumstances where the rights of holders of such shares are affected as provided for in the Act. Provisions respecting fundamental changes of the Company and dissent and appraisal remedies normally applicable to such fundamental changes as provided for in *The Business Corporations Act* (Saskatchewan) do not apply to the Class "B" Non-Voting Shares. The *Saskatchewan Wheat Pool Act, 1995* also imposes limitation on ownership of Class "B" Non-Voting shares. No person is entitled to hold more than 10% of such shares. The Pool intends to submit proposed governance changes to the Provincial legislature that include the movement of control of the 10% ownership restriction from the Act to the Company's Bylaws. The Pool's Class "B" shareholders must approve this change prior to it becoming effective. See " Incorporation" and "Share Capital and Market for Securities".

Treasury Risk

The Pool faces certain treasury risks, including foreign currency fluctuations and the loss of facilities and inventories from fire and other perils. The Company manages these risks in a number of ways, including hedging using various derivative products as well as property and liability insurance.

SEC Exemption #: 82-5037

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Three Year Review
Year Ended July 31

	2002	2001	2000
Operating results:			
(thousands of $'s except ratios)			
Sales and other operating revenues	$2,781,292	$3,302,658	$3,326,956
Provisions	71,966	33,388	69,414
Interest expense	57,761	65,059	46,544
EBIT (before unusual items)	2,742	71,894	4,063
EBITDA	73,679	147,617	81,070
Earnings(Loss) prior to Loss on Disposal and Provisions	(42,059)	(17,188)	(37,061)
Net earnings (loss)	(92,159)	(44,098)	(90,704)
Working capital	72,508	127,935	71,562
Capital assets	638,417	797,951	851,398
Total assets	1,207,380	1,575,136	1,581,406
Long-term debt (including current portion)	473,545	705,739	550,447
Shareholders' equity	403,270	495,436	537,607
Cash from operations	(3,326)	42,198	55,720
Capital expenditures	12,389	23,132	114,170
Current ratio	1.26	1.28	1.16
Debt to equity	56:44	60:40	58:42
Class B Non-Voting Share information:			
* Earnings per share (before provisions)	(1.12)	(0.46)	(0.99)
* Earnings per share (after provisions)	(2.46)	(1.18)	(2.42)
Cash flow per share	(0.09)	1.13	1.49
Dividends per share	0.00	0.00	0.00

*Note: Fully diluted earnings per share would be anti-dilutive.

Grain volumes(millions of tonnes)			
Primary system	7.3	8.3	8.5
Port terminals	4.0	5.5	5.7

Notes:

(1) The Pool's Class "B" Non-Voting Shares were listed on the Toronto Stock Exchange on April 2, 1996, subsequent to a restructuring of the Company's capital.

(2) The following factors affect the comparability of data between years:

2002

In August of 2001, the Pool announced the sale of substantially all of the assets relating to its 89.8% interest in Heartland Livestock Services. Total proceeds of $23.5 million were received and the Pool recorded a gain of $5.3 million on this divestiture.

In November 2001, the Pool announced the sale of four feed mills and a retail operation of Heartland Feeds. Cash proceeds of $11.2 million were received and the Company recorded a loss of $12.8 million on this divestiture.

In January 2002, the Pool divested of the "The Western Producer", its wholly owned publishing division. Cash proceeds of $11.6 million were received and the Pool recorded a gain of $11.0 million from the sale of this asset.

In February 2002, the Pool announced the sale of substantially all of the assets of CSP Foods, a wholly owned division of the Pool. Cash proceeds of $34.6 million were received and the Pool recorded a loss on disposal of $21.6 million.

In March 2002, the Pool announced the sale of its one-third ownership interest in CanAmera Foods. Cash proceeds of $58.4 million were received and the Pool recorded a loss on disposal of $7.4 million.

The Pool undertook a further productivity enhancement initiative, announced in September 2002, to align its head office staff with its country network and recorded a restructuring provision of $29.8 million in fiscal 2002.

In fiscal 2002, the Company recorded a provision of $24.6 million to reflect its best estimate of the impairment in the carrying value and the related costs of its investment in CLJ, the Pool's jointly owned port terminal in Manzanillo, Mexico.

The Pool's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. If the going concern assumption was not appropriate, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss, and the balance sheet classifications used. If the Company is unsuccessful in restructuring its senior secured debt with its bankers and medium term note holders, there may be uncertainty as to the appropriateness of the going concern assumption.

2001

In November 2000, the Pool announced further corporate restructuring and grain and agri-products system consolidation plans, which resulted in a provision of $13.3 million.

In January 2001 the Company sold its one-third interest in XCAN Grain Pool Ltd. for net proceeds of $11 million. There was no gain or loss on this divestiture.

In July 2001, the Pool sold its shares in Premium Brands for total cash proceeds of $46 million and recorded a loss on disposal of $20.1 million.

Effective August 1, 2000, the Company adopted the new CICA standard with respect to accounting for income taxes. The new standard has been applied retroactively, without restatement of prior periods. The effect of the new standard was to increase retained earnings as at August 1, 1999 by $1.9 million.

Effective August 1, 2000, the Company adopted the new CICA standard with respect to accounting for employee future benefits. The change was applied prospectively, with no impact requiring the restatement of prior periods.

Effective April 1, 2001, the Company elected to adopt prospectively the CICA's Accounting Guideline 12 – Transfers of Receivables, applicable to the asset securitization programs.

For fiscal 2001, the Pool changed its revenue recognition method for receipts of grain at its country elevators. The new revenue recognition method recognizes all revenues when the grain is shipped or title transfers to the customer. The effect of the change resulted in a $2.1 million after-tax increase on fiscal 2001 earnings. The cumulative effect of this change on prior year financial statements was to decrease retained earnings by $6.0 million.

2000

In January 2000, the Pool wound up its interest in SWP Matrix Limited. The Pool recorded a pre-tax provision of $6.9 million associated with its 50% interest.

In March 2000, the Pool announced a corporate restructuring and accelerated elevator consolidation plan, which resulted in a provision of $28.2 million.

In March 2000, the Pool sold its 35% interest in Robin's Foods Inc. for net proceeds of $7.2 million, and recorded a gain of $4.5 million on this divestiture.

In April 2000, the Pool recorded a $5.1 million provision for the loss on its 39% investment in Agro Pacific Industries Limited, held through affiliated company CanGro Processors.

In May 2000, the Pool agreed to sell its 53% interest in EuroPort Inc., the ocean port terminal at Gdansk, Poland, for net proceeds of $10.5 million. A pre-tax provision of $37.9 million was recorded.

The Pool booked a $4.2 million recovery on a decommissioning and reclamation provision for Western Cooperative Fertilizers Limited (WCFL) recorded in 1995.

In July 2000, the Pool sold its 39% interest in Pinnacle Farms Ltd. for net proceeds of $2.8 million. There was no gain or loss on the divestiture of this investment.

For fiscal 2000, the accounting policy for a retiring allowance benefit was changed from cash to an accrual basis. The new policy was adopted retroactively, without restating prior years. The cumulative impact decreased deferred income taxes by $3.6 million, decreased retained earnings by $4.7 million,

and increased other long term liabilities by $8.3 million. The impact on 2000 expense was an increase of $0.4 million.

Dividend Policy

Under the terms of its credit facility, the Pool cannot pay dividends on its shares without approval from its principal bankers. Subject to this restriction, the Pool will review its dividend policy with due consideration to the Company's cash flow, earnings, financial position, and other relevant factors. The declaration, amount, and date of payment of dividends on the Pool's Class "B" Non-Voting Shares will be decided by the Board of Directors.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's "Management's Discussion and Analysis" relating to the Company's consolidated financial statements for the fiscal years ended July 31, 2002 and 2001, is incorporated herein by reference and forms an integral part hereof.

SHARE CAPITAL AND MARKET FOR SECURITIES

The Company's authorized capital consists of an unlimited number of Class "A" Voting Shares and Class "B" Non-Voting Shares.

Class "A" Voting Shares

The Class "A" Voting Shares have the following rights, privileges and restrictions:

(a) the shares have a par value of $25 and may only be issued to an entity or a person (including a spouse of an individual) engaged in farming or raising of livestock or poultry in Canada or owning farmland in Canada utilized for such purposes;

(b) the holder of such share has the right to vote for delegates; is entitled to receive notice of and attend meetings of Class "A" shareholders; is not entitled to hold more than one Class "A" Voting Share; is not entitled to vote by proxy; is not entitled to a dividend; may be entitled to participate in marketing and incentive programs that may be approved by the Board of Directors from time to time; and is entitled, upon winding up or dissolution of the Company, to receive in priority to the holders of any other class of shares, an amount equal to the par value of the share at the time it was issued by the Company;

(c) the shares cannot be sold, transferred or assigned but may be redeemed at their par value by the Company or the holder in accordance with the bylaws.

Class "B" Non-Voting Shares

The Class "B" Non-Voting Shares have the following rights, privileges and restrictions:

SEC Exemption #: 82-5037

(a) the shares have no par value and the holder of such shares is not entitled as such to attend or vote at any meetings of the shareholders or delegates of the Company, including the annual meeting of the holders of the Class "A" Voting Shares, except that the holder of such share has the right to receive notice of and attend meetings of the holders of the Class "B" Non-Voting Shares as a class and is entitled to cast one vote for each Class "B" Non-Voting Share held at such meetings;

(b) the holder is entitled to dividends at such times and in such amounts as the directors may determine, and subject to the rights of the holder of the Class "A" Voting Shares, is entitled, upon winding up or dissolution of the Company, to receive the remaining property of the Company;

(c) the holder has the right to attend and speak at a meeting to be held immediately prior to the annual meeting of the holders of Class "A" Voting Shares and receive the same financial and other information required to be presented to shareholders in respect of an annual meeting as required by *The Business Corporations Act* (Saskatchewan) and other applicable laws and delivered pursuant to continuous disclosure requirements of regulators;

(d) the holders of not less than two-thirds of the shares represented in person or by proxy at a meeting must approve the following matters in relation to the Company which would affect the rights of the holders of the Class "B" Non-Voting Shares: (i) amalgamating with any other corporation where control of the Company is changed; (ii) selling, leasing or exçhanging all or substantially all of its property other than in the ordinary course of business; (iii) creating new classes of shares, changing the designation of all or any of its shares, or adding, changing or removing any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued, other than amendments affecting rights, privileges, restrictions and conditions of the Class "A" Voting Shares or any other amendments of the rights, privileges, restrictions and conditions of a class of share which would not adversely affect the rights of the holders of the Class "B" Non-Voting Shares; and (iv) adding, changing or removing restrictions on the issue, transfer or ownership of shares other than amendments affecting the rights, privileges, restrictions and conditions of the Class "A" Voting Shares which would not adversely affect the rights of the holders of the Class "B" Non-Voting Shares;

(e) the shares cannot be issued, sold, transferred or assigned to a person if the transaction will result in the person beneficially holding, directly or indirectly and taking into account any Class "B" Non-Voting Shares held by an associate or an affiliate of the person, more than 10% of the issued and outstanding Class "B" Non-Voting Shares of the Company. In relation to this share ownership restriction, the directors have the power to: (i) require a registered holder, or a person who proposes to be a holder of Class "B" Non-Voting Shares, to submit a declaration with respect to ownership of such shares, (ii) determine whether the transaction or proposed transaction contravenes the 10% limit on holding such shares; and (iii) exempt transactions from such provisions. In the event of a breach

of the Class "B" Non-Voting Share ownership restriction, the Company's directors are authorized to suspend voting rights and refuse to pay dividends on the excess Class "B" Non-Voting Shares and are further authorized to purchase for cancellation the Class "B" Non-Voting Shares held by a person in violation of the 10% limit at a price equal to 50% of the market value of such shares on the date of purchase for cancellation. The Company's directors are given discretion not to exercise such remedies if the contravention is inadvertent or of a technical nature.

Class "B" Non-Voting Shares are traded publicly on the Toronto Stock Exchange under the stock symbol SWP.B. As at July 31, 2002, 72,328 Class "A" Voting Shares and 37,425,219 Class "B" Non-Voting Shares were issued and outstanding.

SEC Exemption #: 82-5037

DIRECTORS

Name	Municipality	Office	Term of Office	Principal Occupation Last Five Years
Marvin D. Wiens	Regina, SK	President (1)(2)(4)(5) Vice President Director	2000-2003 1997-2000 1984-2005	President of Pool Vice-President of Pool Farmer to 1997
Thaddeus Trefiak	Leross, SK	Vice President (1)(5) Director	2001-2003 1999-2003	Vice President Farmer
Ferne Nielsen	Turtleford, SK	Vice President (1)(2)(4) Director	2001-2003 2000-2004	Vice President Farmer
Vic Bruce	Tuxford, SK	Director	2002-2003	Farmer
Allan Beblow	Yorkton, SK	Director (3)(5)	2002-2004	Insurance/Investment Representative
Andre F. Perras	Montmartre, SK	Director (2)(4)	1997-2003	Farmer
Ryan Anderson	Melfort, SK	Director (4)	1998-2005	Farmer
Leonard Yeaman	Birch Hills, SK	Director (3)(5)	2000-2003	Farmer
Tom Cameron	Carievale, SK	Director (3)	2001-2003	Farmer
Murray Purcell	Saskatoon, SK	Director (2)	2001-2004	Farmer
Terry Baker	Denzil, SK	Director (3)	2001-2003	Farmer
Allan Moorman	Muenster, SK	Director (4)(5)	2001-2003	Farmer
Douglas Kitchen	Nashville, TN	Non-voting Advisor	2000-2003	Managing Director, Rosenthal Collins Group Partner, J.C. Bradford & Co.

Committees:
(1) - Executive
(2) - Corporate Governance
(3) - Audit
(4) - Compensation
(5) - Member Relations

The Province of Saskatchewan is divided into 12 districts and 105 sub-districts. The holders of the Pool's Class "A" Voting Shares elect 105 delegates from the sub-districts to represent them for a three-year term and to exercise the powers they would ordinarily exercise as voting shareholders. In turn, delegates from each of the 12 districts elect from their number one director to serve on the Board of Directors. The holders of Class "B" Non-Voting Shares are not entitled to vote for directors.

SEC Exemption #: 82-5037

OFFICERS

Name	Municipality	Office
Mayo M. Schmidt	Regina, SK	Chief Executive Officer
Michael P. McCord	Regina, SK	Executive Vice-President, Finance & Chief Financial Officer
William E. Hill	Regina, SK	Senior Vice-President, Grain Group
Susan C. Engel	Regina, SK	Vice President and General Counsel/Corporate Secretary
Leonard J. Posyniak	Regina, SK	Vice-President, Human Resources
William D. Dorgan	Regina, SK	Vice-President, Agri-Products
Francis J. Malecha	Regina, SK	Vice-President, Grain Merchandising & Transportation, Grain Group
Percy J. Crossman	Regina, SK	Vice-President, Operations, Grain Group
E. Richard Wansbutter	Winnipeg, MB	Vice-President, Commercial Relations
Karl J. Gerrand	Portage LaPrairie, MB	Vice-President Saskatchewan Wheat Pool & President, Can-Oat Milling Products Inc.
Lyn L. Kristoff	Regina, SK	Vice-President Finance, & Corporate Controller
Grant P. Theaker	Regina, SK	Treasurer, Financial Resources
Mark Milne	Regina, SK	Vice-President, Saskatchewan Wheat Pool & Chief Operating Officer, Heartland Pork Management Services Limited

Notes:

All of the above officers have been engaged for more than five years in their present positions or substantially similar positions or other executive positions with the Pool or its subsidiaries except for:

- Mayo Schmidt who, prior to 2000, was the Executive Vice President Domestic and International Operations with KBC Trading and Processing Company and, prior to 1999, was the President of ConAgra Grain Canada;
- Michael McCord who, prior to 2000, was the Vice President and Controller at ConAgra Trade Group and, prior to 1998, was the Vice President/CFO of ConAgra Grain Companies;
- William Hill who, prior to 2000, was the Managing Director Merchandising and Transportation with United Grain Growers;
- Leonard Posyniak who, prior to 1999, was the General Manager of Human Resources at the City of Surrey;
- Bill Dorgan who, prior to August 2001, was Director of Business Development at United Agri-Products-A Division of ConAgra Ltd. Western Canada;
- Francis Malecha who, prior to June 2000, was Senior Merchandising Manager, and Merchandising Manager for General Mills Inc.;
- Grant Theaker who, prior to June 1998, was the Treasury Manager with IPSCO Inc.; and
- Mark Milne who, prior to August 2002, was the President and CEO of K Line Management Ltd.

At October 31, 2002, the directors (not including the non-voting advisor) and senior officers of the Pool, as a group, beneficially owned or controlled, directly or indirectly, 16 Class "A" Voting Shares of the Company out of the 72,055 total outstanding Class "A" Voting Shares and 103,484 Class "B" Non-

Voting Shares of the Company, which represents 0.27% of the total outstanding Class "B" Non-Voting Shares.

ADDITIONAL INFORMATION

Additional information, including that relating to directors' and officers' remuneration, indebtedness, and options to purchase securities, will be contained in Saskatchewan Wheat Pool's Annual Filing of Reporting Issuer. Additional financial information is also contained in the Company's comparative financial statements for the year ended July 31, 2002.

The Company will provide to any person, upon request to the Company's secretary:

(a) when the Company's securities are in the course of a distribution under a short-form prospectus or a preliminary short-form prospectus:
   (i) one copy of the most recent Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated in it by reference;
   (ii) one copy of the Company's comparative financial statements for the most recent fiscal year, together with the report of the Company's auditors, and one copy of any subsequent quarterly financial statements;
   (iii) one copy of the Company's most recent Annual Filing of Reporting Issuer;
   (iv)one copy of any other documents that are incorporated by reference into the preliminary short-form prospectus or the short-form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, for which the Company may require the payment of a reasonable charge if the request is made by a person who is not a shareholder.

To receive such information, please contact:

Susan Engel
Vice-President and
General Counsel/Corporate Secretary
Saskatchewan Wheat Pool
2625 Victoria Avenue
Regina, SK S4T 7T9

APPENDIX A – INTERCORPORATE RELATIONSHIPS

The following list identifies the Pool's subsidiaries and other affiliates as at July 31, 2002 along with the Company's total interest in each, which represents ownership of voting securities. There are no interests held through non-voting securities. Each subsidiary's incorporating jurisdiction is also provided. Investments held by the Company and reported on the cost method of accounting are not included in this list.

Reporting Segment	Notes	Pool's Voting Interest	Incorporating Jurisdiction for each Subsidiary
Grain Handling and Marketing			
Subsidiaries			
AgPro Grain Management Services Ltd.		100.00%	Canada (Federal)
AgPro Grain Holdings (U.S.) Inc.		100.00%	United States (Delaware)
Other Affiliates			
Lloydminster Pool Joint Venture		50.00%	Saskatchewan
Lakeside Processors		35.00%	Saskatchewan
Pacific Elevators Limited		30.00%	Canada (Federal)
Western Pool Terminals Ltd.		30.00%	Canada (Federal)
Regina Seed Processors Ltd.		26.50%	Saskatchewan
GST Terminal Marketing Centre Ltd.		48.00%	Saskatchewan
Commercializadora La Junta, S.A. De C.V.	Note 1	50.00%	Mexico
Northgate Partners LLC		50.00%	North Dakota
Agri-Products			
Other Affiliates			
Western Co-operative Fertilizers Limited	Note 2	50.00%	Canada (Federal)
136294 Canada Ltd.		50.00%	Canada (Federal)
Agri-food Processing			
Subsidiaries			
Can-Oat Milling Products Inc.		100.00%	Canada (Federal)
Can-Oat Milling Inc..		100.00%	Canada (Federal)
Other Affiliates			
Prairie Malt Limited		42.38%	Canada
Livestock Production and Marketing			
Subsidiaries			
Heartland Pork Management Services Ltd.		100.00%	Saskatchewan
CanGro Processors Ltd. (c.o.b. Heartland Feeds		100.00%	Canada (Federal)
Manitou Hog Enterprises Ltd.		78.3%	Saskatchewan
Bear Hills Pork Producers Ltd.		73.6%	Saskatchewan

Horizon Pork Producers Ltd.		68.2%	Saskatchewan
Carrot River Valley Pork Producers Ltd.		67.0%	Saskatchewan
East Diefenbaker Pork Producers Ltd.		100.00%	Saskatchewan
Carlton Trail Pork No. 1 Ltd.		100.00%	Saskatchewan
Elm Springs Multipliers Ltd.		100.00%	Saskatchewan
HL Pork Producers		100.00%	Saskatchewan
Other Affiliates			
Agro Pacific Industries Ltd.		39.10%	Canada (Federal)
Other			
Other Affiliates			
Canadian Pool Agencies Limited		33.33%	Canada (Federal)
MAALSA Investments Ltd.		40.00%	Canada (Federal)
Pool Insurance Company		50.00%	Canada (Federal)

Notes:

1. SWP holds 50% of the issued shares. SWP has also made additional contributions which, pursuant to a Unanimous Shareholders Agreement, entitle SWP to additional shares.
2. Western Co-operative Fertilizers Limited is a co-operative.

SEC Exemption #: 82-5037

APPENDIX A
AUTHORIZATION OF INDIRECT COLLECTION OF PERSONAL INFORMATION

The attached Schedule 1 contains information concerning the name, position with or relationship to issuer, name and address of employer, if other than the issuer, residential address, date and place of birth and citizenship of each director, executive officer, promoter, if any, and each director and executive officer of the promoter, if any, of the issuer named below (the "Issuer") as required by securities legislation, unless previously delivered to the regulator. The Issuer hereby confirms that each person or company listed in Schedule 1:

(a) has been notified by the Issuer:

(i) of the Issuer's delivery to the regulator of the information pertaining to the person or company as set out in Schedule 1;

(ii) that such information is being collected indirectly by the regulator under the authority granted to it in securities legislation;

(iii) that such information is being collected for the purpose of enabling the regulator to discharge his/her obligations under the provisions of securities legislation that, among other things, require or permit the regulator to refuse to issue a receipt for a prospectus if it appears to the regulator that the past conduct of management or promoters of the issuer affords reasonable grounds for belief that the business of the issuer will not be conducted with integrity and in the best interests of its securityholders; and

(iv) that the title, business address and business telephone number of the public official in the local jurisdiction as set out in the attached Schedule 2, who can answer questions about the regulator's indirect collection of the information; and

(b) has authorized the indirect collection of the information by the regulator.

Date: December 2, 2002
Saskatchewan Wheat Pool
Per: C Vancha
Name: Colleen G. Vancha
Director, Investor Relations & Communications

SEC Exemption #: 82-5037

SCHEDULE 1
PERSONAL INFORMATION TO APPENDIX A AUTHORIZATION OF INDIRECT COLLECTION OF PERSONAL INFORMATION

Saskatchewan Wheat Pool
2625 Victoria Avenue
Regina, Saskatchewan
S4T 7T9

Name and Position with or Relationship to Issuer	Name and Address of Employer, if other than Issuer	Residential Address	Date and Place of Birth	Citizenship
Thomas Gordon Cameron Board of Director	Farmer	Box 148 Carievale, SK S0C 0P0	November 18, 1949 Carnduff, SK	Canadian
Andre Fernand Perras Board of Director	Farmer	Box 182 Montmartre, SK S0G 3M0	June 3, 1951 Montmarte, SK	Canadian
Vic Ross Bruce Board of Director	Farmer	P.O. Box 40 Tuxford, SK S0H 4C0	May 24, 1948 Moose Jaw, SK	Canadian
Marvin Douglas Wiens President & Chairman of the Board		3594 Hazel Grove Regina, SK S4V 2T5	May 14, 1946 Swift Current, SK	Canadian
Terry Francis Baker Board of Director	Farmer	Box 159 Denzil, SK S0L 0S0	August 25, 1950 Kerrobert, SK	Canadian
Murray Gordon Purcell Board of Director	Farmer	Site 313, Box 7 RR3 Saskatoon, SK S7K 3J6	March 28, 1949 Vancouver, BC	Canadian
Allan Joseph Moorman Board of Director	Farmer	Box 239 Muenster, SK S0K 2Y0	July 7, 1948 Humboldt, SK	Canadian
Thaddeus Paul Trefiak Vice President, Board of Director		RR1 Leross, SK S0A 2C0	September 4, 195[illegible] Lestock, SK	Canadian
Allan Martin Beblow Board of Director	Farmer	Box 337 Yorkton, SK S3N 2W1	April 15, 1949 Yorkton, SK	Canadian
Ryan Arnold Anderson Board of Director	Farmer	Box 1233 Melfort, SK S0E 1A0	June 6, 1965 Melfort, SK	Canadian
Leonard Albert Yeaman Board of Director	Farmer	Box 609 Birch Hills, SK S0J 0G0	July 11, 1945 Lafleche, SK	Canadian

SEC Exemption #: 82-5037

Ferne Beverly Nielsen Vice President, Board of Director		Box 294 Turtleford, SK S0M 2Y0	June 26, 1947 Turtleford, SK	Canadian
Douglas Oliver Kitchen Board Advisor	Rosenthal Collins Group L.L.C. 144 2nd Ave. N., Suite 203 Nashville, TN 37201	4880 Sewanee Road Nashville, Tennessee 37220	January 3, 1944 Topeka, KS	American
Mayo Myron Schmidt Chief Executive Officer		2930 Albert Street Regina, SK S4S 3N6	August 27, 1957 Hays, KS	Resident Canadian
Michael Patrick McCord Executive Vice-President Finance & Chief Financial Officer		3118 Albert Street Regina, SK S4S 3N8	November 27, 1951 Jackson, Minnesota	Resident Canadian
William Emil Hill Senior Vice-President, Grain Group		5148 Wascana View Place Regina, SK S4S 2S3	February 24, 1957 Rose Valley, SK	Canadian
Susan Carol Engel Vice-President, Democratic & Legal Services		106 Deergrove Crescent Regina, SK S4S 5M1	December 12, 1968 Calgary, AB	Canadian
Leonard John Posyniak Vice-President, Human Resources		46 Proctor Place Regina, SK S4S 4G1	February 25, 1956 Regina, SK	Canadian
William Dean Dorgan Vice-President, Agri Products		4215 Wascana Ridge Regina, SK S4V 2T1	September 3, 1952 Lafleche, SK	Canadian
Percy James Crossman Vice-President, Operations, Grain Group		3638 McCallum Avenue Regina, SK S4S 0S5	January 15, 1961 Rosetown, SK	Canadian
Frances Joseph Malecha Vice-President, Grain Merchandising & Transportation, Grain Group		2238 Wascana Greens Regina, SK S4V 2M3	March 23, 1964 Northfield, Minnesota	Resident Canadian
Edward Richard Wansbutter Vice-President, Commercial Relations, Grain Group		2 Sanders Bay Winnipeg, MB R3R 3W4	June 28, 1952 Winnipeg, MB	Canadian
Mark Milne Chief Operating Officer, Heartland Pork		313 – 3420 Park Street, Regina, SK. S4V 2M9	January 17, 1958	British

SEC Exemption #: 82-5037

Lyn Louise Kristoff Vice-President, Finance and Corporate Controller, Financial Resources		4228 Wascana Ridge Regina, SK S4V 2T1	November 2, 1953 Esterhazy, SK	Canadian
Grant Patrick Theaker Treasurer, Financial Resources		3731 Wetmore Crescent Regina, SK S4P 6K7	June 16, 1955 Regina, SK	Canadian
Karl James Gerrand Vice-President, Saskatchewan Wheat Pool and President, Can-Oat Milling	Can-Oat Milling P.O. Box 520, Highway #1A West, Portage LaPrairie, MB R1N 3B9	Site 45, Comp. 4 RR3, Portage LaPrairie, MB R1N 3A1	March 25, 1962 Virden, MB	Canadian

SEC Exemption #: 82-5037

Schedule 2 Public Official to Appendix A Authorization of Indirect Collection of Personal Information

Local Jurisdiction	Public Official
Alberta	Executive Director Alberta Securities Commission Suite 400 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 Telephone: (403) 297-4228
British Columbia	Supervisor, Registration British Columbia Securities Commission Suite 200 865 Hornby Street Vancouver, British Columbia V6Z 2H4 Telephone: (604) 899-5692 Toll Free within British Columbia: (800) 373-6393
Manitoba	Director Manitoba Securities Commission Consumer and Corporate Affairs Administration 1034 – 405 Broadway Winnipeg, Manitoba R3C 3L6 Telephone: (204) 945-2653
New Brunswick	Administrator Department of Justice Securities Branch Harbour Building, 133 Prince William Street Suite 606, P. O. Box 5001 Saint John, New Brunswick E2L 4Y9 Telephone: (506) 658-3060
Newfoundland	Director of Securities Department of Government Services and Lands P. O. Box 8700 West Block, 2nd Floor, Confederation Building St. John's, Newfoundland A1B 4J6 Telephone: (709) 729-4189
Northwest Territories	Government of the Northwest Territories Securities Registries Department of Justice P. O. Box 1320 Yellowknife, Northwest Territories X1A 2L9

SEC Exemption #: 82-5037

Nova Scotia	Deputy Director, Compliance and Enforcement Nova Scotia Securities Commission P. O. Box 458 Halifax, Nova Scotia B3J 2P8 Telephone: (902) 424-5354
Nunavut	Nunavut Legal Registries Government of Nunavut BAG 9500 Yellowknife, Northwest Territories X1A 2R3
Ontario	Administrative Assistance to the Director of Corporate Finance Ontario Securities Commission 18th Floor 20 Queen Street West Toronto, Ontario M5H 2S8 Telephone: (416) 597-0681
Prince Edward Island	Deputy Registrar, Securities Division Shaw Building 95 Rochford Street, P. O. Box 2000, 4th Floor Charlottetown, Prince Edward Island C1A 7N8 Telephone: (902) 368-4550
Quebec	Secretary and Director Legal Department Commission d'accès à l'information Quebec City (Head Office) 575, rue St-Amable Bureau 1.10 Quebec, Quebec G1R 2G4 Telephone: (418) 528-7741 Toll Free in Quebec: (888) 628-7741
Saskatchewan	Director Saskatchewan Securities Commission 800 – 1920 Broad Street Regina, Saskatchewan S4P 3V7 Telephone: (306) 787-5842
Yukon	Registrar of Securities Department of Justice Andrew A Philipsen Law Centre 2130 – 2nd Avenue, 3rd Floor Whitehorse, Yukon Territory Y1A 5H6 Telephone: (867) 667-5005

TSE Dec 11/02

POOL
Saskatchewan Wheat Pool

For Immediate Release
Date December 11, 2002
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

SEC Exemption #: 82-5037

MOOSE JAW AGPRO WINS QUALITY AWARDS

Saskatchewan Wheat Pool's AgPro operation in Moose Jaw received two of three annual Quality First Awards presented by the Canadian Wheat Board (CWB) to recognize the top western Canadian suppliers of wheat to the U.S.

Moose Jaw AgPro was recognized as the industry's top performer in accurately delivering to specifications and volumes on shipments of low-protein spring wheat and durum wheat. The Pool works with the CWB and destination customers like American mills, bakeries and pasta plants to ensure the right grain is delivered to the right market at the right time.

"The Pool's quality control technology and management processes are recognized by buyers around the world," Murray Stow, General Manager, Food Grains, said. "Destination customers want commodities that meet very precise specifications and our emphasis on best practices, safety and quality assurance helps us deliver to those specifications."

The Pool's Regina lab was the first of its kind in Western Canada to achieve ISO 9002 registration for its quality control management systems for grain grading and assessment. In addition, the company's Saskatoon AgPro location won the Quality First Award for low-protein spring wheat last year.

"Winning these awards is an honour, but our primary goal is to meet the needs of our customers," Butch Sinclair, Market Centre Manager for Moose Jaw, said. "Our commitment to quality control and assurance gives our end-use customers confidence in the grain we ship and ensures that our producers continue to have a complete range of cost-competitive marketing options."

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

For more information, contact:

Dawn Blaus
306-569-4291
Investor Relations and Communications
Saskatchewan Wheat Pool

Editors Note: A photo is available on the Pool's web site, http://www.swp.com/Quality_First02.html